Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-4900 2135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Q4 & FY19 Financial Results

Hyderabad, India, May 17, 2019: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2019 under International Financial Reporting Standards (IFRS).

Q4 Performance Summary	FY19 Performance Summary

Rs. 4,017 Cr	Rs. 15,385 Cr
Revenue	Revenue
[Up: 4% QoQ; 14% YoY]	[Up: 8% YoY]

52.4%	54.2%
Gross Margin	Gross Margin
[Q3 FY19: 53.9%; Q4 FY18: 53.5%]	[FY18: 53.7%]

Rs. 1,238 Cr	Rs. 4,889 Cr
SGNA expenses	SGNA expenses
[Up: 3% YoY]	[Up: 4% YoY]

Rs. 366 Cr	Rs. 1,561 Cr
R&D expenses	R&D expenses
[9.1% of Revenues]	[10.1% of Revenues]

Rs. 585 Cr	Rs. 2,244 Cr
Profit before Tax	Profit before Tax
[14.6% of Revenues]	[14.6% of Revenues]

Commenting on the results, CEO and Co-chairman, G.V. Prasad said “It has been a very good year with a significant turnaround in the financial performance and steady progress on the quality front. Looking ahead, we will focus on profitable growth, continue the emphasis on operational excellence and drive innovation to deliver value to patients and healthcare systems worldwide.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 69.16

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q4 FY19		Q4 FY18		YoY	Q3 FY19		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	581	40,166	511	35,349	14	557	38,500	4
Cost of Revenues	276	19,113	238	16,454	16	257	17,748	8
Gross Profit	304	21,053	273	18,895	11	300	20,752	1
Operating Expenses
Selling, General & Administrative expenses	179	12,376	174	12,067	3	174	12,036	3
Research and Development expenses	53	3,662	63	4,348	(16)	53	3,668	(0)
Other operating (income)	(5)	(330)	(2)	(167)	97	(10)	(681)	(51)
Results from operating activities	77	5,345	38	2,647	102	83	5,729	(7)
Net finance (income) / expense	(5)	(349)	(15)	(1,032)	(66)	0	13	-
Share of (profit) / loss of equity accounted investees	(2)	(157)	(1)	(69)	127	(1)	(89)	77
Profit before income tax	85	5,851	54	3,748	56	84	5,805	1
Income tax expense	22	1,507	11	726	107	14	953	58
Profit for the period	63	4,344	44	3,022	44	70	4,852	(10)

Diluted Earnings Per Share (EPS)	0.38	26.16	0.26	18.18	44	0.42	29.21	(10)

As % to Revenues	Q4 FY19	Q4 FY18	Q3 FY19
Gross Profit	52.4	53.5	53.9
SG&A	30.8	34.1	31.3
R&D	9.1	12.3	9.5
PBT	14.6	10.6	15.1
PAT	10.8	8.5	12.6

EBITDA Computation

	Q4 FY19		Q4 FY18		Q3 FY19
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	85	5,851	54	3,748	84	5,805
Interest (income) net*	(3)	(215)	(14)	(1,001)	(4)	(260)
Depreciation #	31	2,136	31	2,109	30	2,073
Amortization #	15	1,047	13	921	15	1,035
EBITDA	128	8,819	84	5,777	125	8,653
EBITDA (% to revenues)		22.0		16.3		22.5

* - Includes income from Investments       # includes impairment charge

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 69.16

Revenue Mix by Segment

	Q4 FY19	Q4 FY18	YoY	Q3 FY19	QoQ
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	30,384	27,836	9	31,347	(3)
North America	14,957	14,487	3	14,832	1
Europe*	1,912	1,711	12	2,030	(6)
India	6,505	6,138	6	6,741	(4)
Emerging Markets #	7,010	5,500	27	7,744	(9)
Pharmaceutical Services and Active Ingredients (PSAI)	6,765	6,251	8	5,937	14
Proprietary Products & Others	3,017	1,262	139	1,216	148
Total	40,166	35,349	14	38,500	4

* Europe primarily includes Germany and UK

# Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 69.16

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	FY 19			FY 18			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenues	2,225	1,53,851	100.0	2,054	1,42,028	100.0	8
Cost of Revenues	1,018	70,421	45.8	950	65,724	46.3	7
Gross Profit	1,206	83,430	54.2	1,103	76,304	53.7	9
Operating Expenses
Selling, General & Administrative expenses	707	48,890	31.8	678	46,910	33.0	4
Research and Development expenses	226	15,607	10.1	264	18,265	12.9	(15)
Other operating (income)	(28)	(1,955)	(1.3)	(11)	(788)	(0.6)	148
Results from operating activities	302	20,888	13.6	172	11,917	8.4	75
Finance (income), net	(16)	(1,117)	(0.7)	(30)	(2,080)	(1.5)	(46)
Share of (profit) of equity accounted investees, net of income tax	(6)	(438)	(0.3)	(5)	(344)	(0.2)	27
Profit before income tax	325	22,443	14.6	207	14,341	10.1	56
Income tax expense	53	3,648	2.4	66	4,535	3.2	(20)
Profit for the period	272	18,795	12.2	142	9,806	6.9	92

Diluted Earnings Per Share (EPS)	1.64	113.09		0.85	59.00		92

EBITDA Computation

	FY 19		FY 18
Particulars	($)	(Rs.)	($)	(Rs.)
Profit before income tax	325	22,443	207	14,341
Interest (income) / expense net*	(9)	(654)	(29)	(2,022)
Depreciation #	122	8,456	120	8,285
Amortization #	57	3,944	50	3,477
EBITDA	494	34,189	348	24,081
EBITDA (% to revenues)		22.2		17.0

* - Includes income from Investments        # includes impairment charge

Key Balance Sheet Items

	As on 31st Mar 2019		As on 31st Dec 2018		As on 31st Mar 2018
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash & cash equivalents and investments	370	25,570	370	25,593	340	23,517
Trade receivables (current & non-current)	578	39,982	539	37,302	590	40,786
Inventories	486	33,579	490	33,911	421	29,089
Property, plant and equipment	782	54,088	800	55,344	837	57,869
Goodwill and Other Intangible assets	698	48,269	711	49,205	703	48,610
Loans and borrowings (current & non-current)	555	38,381	634	43,836	733	50,714
Trade payables	210	14,553	230	15,939	232	16,052
Equity	2,027	1,40,197	1,962	1,35,708	1,829	1,26,460

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 69.16

Revenue Mix by Segment [Year on year]

Particulars	FY 19			FY 18			Growth
	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	1,777	1,22,903	79.9	1,649	1,14,014	80.3	8
North America		59,957			59,822		0.2
Europe*		7,873			8,217		(4)
India		26,179			23,322		12
Emerging Markets#		28,894			22,653		28
Pharmaceutical Services and Active Ingredients (PSAI)	349	24,140	15.7	318	21,992	15.5	10
Proprietary Products & Others	98	6,808	4.4	87	6,022	4.2	13
Total	2,225	1,53,851	100	2,054	1,42,028	100	8

*	Europe primarily includes Germany and UK
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets

Segmental Analysis [Full Year and Q4 FY 19]

Global Generics (GG)

Revenues from GG segment at Rs. 123 billion. Year-on-year (YoY) growth of 8%

Growth on account of higher contribution from Emerging Markets and India; primarily due to volume gains, new launches and scale up of new markets.

-	Revenues from North America for the year at Rs. 60.0 billion, and remained flat on a YoY basis. The year was benefited by new launches, market share gains for existing products and a favorable forex rate, which was offset by price erosion in some of our key molecules.

-	Revenues for the Q4 at Rs. 15.0 billion, YoY growth of 3% and sequential growth of 1%. During this quarter, we launched 5 new products – major ones being Propofol injection and Tadalafil (Adcirca and Cialis).

As of 31st March 2019, cumulatively 110 generic filings are pending for approval with the USFDA (107 ANDAs and 3 NDAs under 505(b)(2) route). Of these 107 ANDAs, 60 are Para IVs out of which we believe 34 have ‘First to File’ status.

•	Revenues from Emerging Markets for the year at Rs. 28.9 billion, YoY growth of 28%.

-	Revenues from Russia for the year at Rs. 15.3 billion, YoY growth of 21%. Growth was majorly driven by scale up of Nasivin launched during FY 18 and improvement in base business, partially offset by adverse exchange rate movement.

-	Revenues for the Q4 at Rs. 3.6 billion, YoY growth of 41%. Growth primarily driven by better volume traction as previous year was impacted by lower volume off-take by the channel.

-	Revenues from other CIS countries and Romania for the year at Rs. 5.2 billion, YoY growth of 34%.

-	Revenues from Rest of World (RoW) territories for the year at Rs. 8.4 billion, YoY growth of 36%. Growth primarily on account of new launches and volume traction in key products.

•	Revenues from India for the year at Rs. 26.2 billion, YoY growth of 12%, with a growth in base business and new product launches. Revenues for Q4 at Rs. 6.5 billion, YoY growth of 6%.

•	Revenues from Europe for the year at Rs. 7.9 billion, YoY decline of 4% impacted by price erosion. Revenues for Q4 at Rs. 1.9 billion, YoY growth of 12%, primarily on account of new launches.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for the year at Rs. 24.1 billion, YoY growth of 10%. Growth driven by sales from key molecules and favorable forex. Revenues for the Q4 at Rs. 6.8 billion, YoY growth of 8%

•	During the quarter, we have filed 4 DMFs in the US.

Proprietary Products (PP)

•	Revenues from PP for the year at Rs. 4.7 billion, YoY growth of 12%. Revenues include Rs. 1.8 billion, realized from the sale of derma brands. In previous year, we had a milestone revenue of Rs. 1.5 billion.

Income Statement Highlights [Full Year and Q4 FY 19]

•	Gross profit margin for the year at 54.2%: Improved by ~50 bps over previous year primarily on account of new launches, leverage on manufacturing overheads, favorable forex rates, offset largely by higher price erosions in the US and Europe markets. Gross profit margin for GG and PSAI business segments are at 58.5% and 25.4% respectively.

•	Gross profit margin for the Q4 at 52.4% (GG: 56.0%, PSAI: 21.0%).

-	YoY basis the gross margin declined by ~100 bps, primarily on account of price erosion, partially offset by new launches and favorable forex rates

-	QoQ basis the gross margin declined by ~150 bps, primarily on account of adverse forex rate from Q3 to Q4, change in the business mix, higher manufacturing overheads due to certain one-off charges and overhead impact on inventory movement. The decline in gross margin was partially offset due to revenue recognition on PP Derma products.

•	SG&A expenses at Rs. 48.9 billion, YoY increase of 4%. SG&A expenses for the Q4 at Rs. 12.4 billion, year-on-year increase at 3%. We continue to focus on cost optimization and productivity improvement.

•	Research & development (R&D) expenses at Rs. 15.6 billion. As % to Revenues - FY19: 10.1% | FY 18: 12.9%. Focus continues on building complex generics, bio-similars and differentiated products pipeline. R&D expenses for the Q4 at Rs. 3.7 billion, as % to revenues stood at 9.1%.

•	Net Finance income for the year at Rs. 1.1 billion compared to Rs. 2.1 billion in FY18. The decline is primarily on account of higher income from profit on sales of investments by Rs. 1.5 billion in previous year.

•	Profit after Tax at Rs. 18.8 billion. Effective tax rate at 16.3%. Profit after tax for the Q4 at Rs. 4.3 billion. Effective tax rate during the quarter at 25.8%.

•	Diluted earnings per share for the year is at Rs. 113.1. Diluted earnings per share for Q4 is at Rs. 26.2

•	Capital expenditure for FY19 is at Rs. 7.0 billion. Capital expenditure for Q4 FY18 is at Rs. 1.8 billion.

The Board has recommended payment of a dividend of Rs. 20 per equity share of face value Rs 5/- each (400% of face value) for the year ended March 31, 2019 subject to approval of members.

Other Matters

As a subsequent event, the company have entered into a settlement agreement with Celgene, pursuant to which the Company received a one-time payment of USD 50 million in settlement of any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

Earnings Call Details (06:00 pm IST, 08:30 am EDT, May 17, 2019)

The Company will host an earnings call to discuss the performance and answer any questions from participants.

Audio conference Participants can dial-in on the numbers below:

Universal Access Number:		+91 22 6280 1219
Secondary number:		+91 22 7115 8120

Local Access number:		+91 70456 71221
(Available all over India)

International Toll Free Number	USA	1 866 746 2133
	UK	0 808 101 1573
	Singapore	800 101 2045
	Hong Kong	800 964 448

Playback of call:	+91 22 7194 5757, +91 22 6663 5757
Conference ID:	04147

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia and other CIS countries. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.